

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

James McArthur, Ph.D.
President and Chief Executive Officer
PepGen Inc.
321 Harrison Avenue, 8th Floor
Boston, Massachusetts 02118

> **Re: PepGen Inc.**
> **Registration Statement on Form S-3**
> **Filed June 2, 2023**
> **File No. 333-272378**

Dear James McArthur:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Xu, Esq.